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                                               FILED BY PHARMACIA & UPJOHN, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

                                       SUBJECT COMPANY: PHARMACIA & UPJOHN, INC.
                                                   COMMISSION FILE NO. 001-11557


On March 23, 2000, Pharmacia & Upjohn, Inc., a Delaware corporation ("Pharmacia & Upjohn") and Monsanto Company, a Delaware corporation, ("Monsanto"), jointly issued the following press release:

                  MONSANTO AND PHARMACIA & UPJOHN SHAREHOLDERS
                        VOTE TO APPROVE COMPANIES' MERGER

ST. LOUIS AND PEAPACK, N.J. (MARCH 23, 2000) - Monsanto Company (NYSE:
MTC) and Pharmacia & Upjohn (NYSE: PNU) today announced that shareholders of both companies voted to approve their proposed merger at special shareholder meetings held by each of the companies.

         In connection with the merger, Monsanto shareholders approved the issuance of shares of common and preferred stock as well as amendments to the company's charter. More than 75 percent of the outstanding shares, and 94 percent of the total votes cast, were cast in favor of these resolutions at a meeting held at the North Shore Center for the Performing Arts in Skokie, Illinois.

         Earlier in the day, Pharmacia & Upjohn shareholders voted to adopt the merger agreement at a meeting held in Wilmington, Delaware. More than 72 percent of outstanding shares, and 96 percent of the total votes cast, were cast in favor of the transaction.

         "We are very pleased with the enthusiastic support our shareholders have shown for the unique opportunity we are creating with this merger," said Fred Hassan, Chief Executive Officer of Pharmacia & Upjohn and CEO-designate of Pharmacia Corporation. "We are now looking

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forward to the completion of the merger and the launch of our new first-tier pharmaceutical company."

         With the approval of each company's shareholders, Monsanto and Pharmacia & Upjohn expect the merger to close on or before April 1, 2000, as previously announced. The new company - Pharmacia Corporation - will have one of the strongest sales forces in the global pharmaceutical industry, an expansive product portfolio, a robust pipeline of new drugs, and an annual pharmaceutical R&D budget of more than $2 billion. Pharmacia Corporation also will have one of the world's leading fully integrated agricultural businesses.

         Pharmacia Corporation's corporate and pharmaceutical business headquarters will be in Peapack, N.J. The agricultural business headquarters will be in St. Louis and will retain the Monsanto name.

PHARMACIA & UPJOHN MEDIA CONTACT:            MONSANTO COMPANY MEDIA CONTACT:
Paul Fitzhenry (908) 901-8770                Scarlett Lee Foster (314) 694-2883

PHARMACIA & UPJOHN ANALYST CONTACT:          MONSANTO COMPANY ANALYST CONTACT:
Craig Tooman (908) 901-8853                  Ann Gualtieri (847) 581-6280

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Monsanto and Pharmacia & Upjohn have filed a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Website, www.sec.gov.

In addition, the Form 10-K and other documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-3155. The Form 10-K and other documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS CAREFULLY.